Exhibit 99.1

China Yuchai International Increases Profitability in Third Quarter 2016

SINGAPORE, November 9, 2016 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the third quarter and nine months ended September 30, 2016.

Financial Highlights for the Third Quarter of 2016

•	Net revenue declined to RMB 2.9 billion (US$ 432.1 million) compared with RMB 3.0 billion in the third quarter of 2015;

•	Gross profit was RMB 630.7 million (US$ 94.5 million), with gross margin increasing to 21.9% compared with RMB 586.8 million and a gross margin of 19.5% in the third quarter of 2015;

•	Operating profit increased 117.2% to RMB 161.1 million (US$ 24.1 million) compared with RMB 74.2 million in the third quarter of 2015;

•	Net earnings attributable to China Yuchai’s shareholders increased to RMB 76.8 million (US$ 11.5 million) from RMB 0.3 million;

•	Earnings per share were RMB 1.89 (US$ 0.28) compared with RMB 0.01 in the third quarter of 2015;

•	Total number of engines sold was 66,013 units compared with 84,170 units in the third quarter of 2015.

The net revenue for the third quarter of 2016 declined by 4.0% to RMB 2.9 billion (US$ 432.1 million) from RMB 3.0 billion for the same quarter last year.

The total number of engines sold was 66,013 units as compared with 84,170 units for the same period last year, a reduction of 21.6%. According to the China Association of Automobile Manufacturers (“CAAM”), in the third quarter of 2016, sales of commercial vehicles (excluding gasoline-powered and electric vehicles) increased by 10.5% led by an increase of 15.4% in the truck segment whereas sales in the bus segment decreased by 13.1%. China Yuchai’s sales reflected these trends as our engine sales to the truck segment increased whereas sales to the bus segment decreased compared with the same quarter last year. Sales of marine and power generation engines increased as compared with the same quarter last year. As a result of the transition to Tier 3 emission standard in the off-highway segment, sales to the agricultural segment declined as compared with the same quarter last year.

Gross profit was RMB 630.7 million (US$ 94.5 million) compared with RMB 586.8 million in the same quarter last year. The gross profit margin increased by 2.4% to 21.9% compared with 19.5% in the same quarter last year. The increase on gross profit margin was mainly due to lower raw material costs and better product mix.

Other operating income was RMB 12.4 million (US$ 1.9 million) compared with other operating loss of RMB 24.5 million in the same quarter last year. The improvement resulted mainly from lower foreign exchange revaluation losses. There was also a loss of RMB 12.5 million in the third quarter of 2015 which resulted from the disposal of GYMCL’s entire shareholding interest in Xiamen Yuchai Diesel Engines Co., Ltd. (“Xiamen Factory”).

Research and development (“R&D”) expenses increased by 22.0% to RMB 161.4 million (US$ 24.2 million) from RMB 132.3 million in the same quarter last year. R&D expenses increased mainly due to the ongoing research and development of new and existing engine products as well as continued initiatives to improve engine quality. As a percentage of net revenue, R&D spending was 5.6% as compared with 4.4% in the same quarter last year.

Selling, general & administrative (“SG&A”) expenses declined by RMB 35.3 million, or 9.9% to RMB 320.6 million (US$ 48.0 million) from RMB 355.9 million in the third quarter last year. The decrease was mainly due to lower warranty expenses and lower provision of doubtful debts. SG&A expenses represented 11.1% of net revenue as compared with 11.8% in the same period last year.

Operating profit increased by 117.2% to RMB 161.1 million (US$ 24.1 million) from RMB 74.2 million in the third quarter last year. The increase was mainly due to higher gross profit, lower SG&A costs and other operating income compared with the same quarter last year. The operating margin was 5.6% compared with 2.5% in the same quarter last year.

Finance costs decreased by 40.0% to RMB 18.5 million (US$ 2.8 million) from RMB 30.9 million in the third quarter last year. Lower finance costs mainly resulted from reduced bank loans and lower borrowings. External borrowings decreased to RMB 763.1 million from RMB 2.7 billion in the same period last year.

Profit before tax was RMB 142.3 million (US$ 21.3 million), compared with RMB 37.3 million in the third quarter last year, an increase of RMB 105.0 million.

Total net profit attributable to China Yuchai’s shareholders was RMB 76.8 million (US$ 11.5 million), or earnings per share of RMB 1.89 (US$ 0.28), compared with RMB 0.3 million, and RMB 0.01 respectively in the third quarter last year. Earnings per share in the third quarter of 2016 was based on a weighted average of 40,712,100 shares compared with 39,142,533 shares in the third quarter of 2015.

Financial Highlights for the Nine Months ended September 30, 2016

•	Net revenue declined to RMB 9.9 billion (US$ 1.5 billion) compared with RMB 10.8 billion a year ago;

•	Gross profit was RMB 1.9 billion (US$ 291.3 million), or a gross margin of 19.6%, compared with RMB 2.1 billion, or a gross margin of 19.4% a year ago;

•	Operating profit decreased to RMB 587.9 million (US$ 88.0 million) compared with RMB 643.0 million a year ago;

•	Earnings per share were RMB 7.28 (US$ 1.09) compared with RMB 7.32 a year ago;

•	Total number of engines sold was 244,575 units compared with 304,424 units a year ago.

For the nine months ended September 30, 2016, net revenue declined 8.1% to RMB 9.9 billion (US$ 1.5 billion) from RMB 10.8 billion in the same period last year.

The total number of engines sold was 244,575 units compared with 304,424 units in the same period last year, representing a reduction of 19.7%. The decrease was due to the decline in sales to the bus segment, and the transition to Tier 3 emission standards in the off-highway segments which impacted on our sales to the agricultural market. This decrease was mitigated by increased sales to the truck and marine and power generation markets. According to CAAM, in the nine months ended September 30, 2016, sales of commercial vehicles (excluding gasoline-powered and electric vehicles) increased 5.6% led by an increase of 8.1% in the truck segment whereas sales in the bus segment decreased by 8.0%.

Gross profit was RMB 1.9 billion (US$ 291.3 million) compared with RMB 2.1 billion in the same period last year. The decline was mainly attributable to lower unit sales. Gross profit margin increased by 0.2% to 19.6% compared with the same period last year.

Other operating income was RMB 51.8 million (US$ 7.8 million) versus a loss of RMB 6.5 million in the same period last year, an increase of RMB 58.2 million. This increase was mainly due to foreign exchange revaluation gains and higher interest income from bank deposits compared with foreign exchange revaluation losses and a non-recurring loss from the disposal of Xiamen Factory in the same period last year.

Research and development (“R&D”) expenses increased by 4.2% to RMB 400.7 million (US$ 60.0 million) compared with RMB 384.5 million in the same period in 2015. R&D expenses increased mainly due to the ongoing research and development of new and existing engine products as well as continued initiatives to improve engine quality. As a percentage of net revenue, R&D spending was 4.0% compared with 3.6% in the first nine months of 2015.

Selling, general & administrative (“SG&A”) expenses declined 5.2% to RMB 1.0 billion (US$151.1 million) compared with RMB 1.1 billion in the same period last year. This was mainly due to lower spending on outward freight costs, lower staff costs, and lower provision of doubtful debts, partially offset by higher provision for warranty expenses. SG&A expenses represented 10.2% of net revenue for the first nine months of 2016, compared with 9.9% in the same period last year.

Operating profit decreased to RMB 587.9 million (US$ 88.0 million) from RMB 643.0 million in the same period last year. The decrease was mainly due to lower gross profit and higher R&D expenses. The operating margin was 5.9% in the first nine months of 2016 and 2015.

Finance costs declined 27.5% to RMB 68.4 million (US$ 10.2 million) from RMB 94.3 million in the same period last year, a decrease of RMB 25.9 million. Lower finance costs resulted from lower bank loans and reduced borrowings. External borrowings decreased to RMB 763.1 million from RMB 2.7 billion in the same period last year.

The share of joint ventures was a loss of RMB 5.9 million (US$ 0.9 million) compared with a loss of RMB 19.3 million in the same period last year. Lower losses from joint ventures were mainly due to Y&C Engine Co., Ltd’s improved operational performance and the reclassification of Copthorne Hotel Qingdao Co., Ltd as assets held for sale.

Profit before tax was RMB 513.6 million (US$ 76.9 million), compared with RMB 529.5 million, a decrease of RMB 15.9 million.

Total net profit attributable to China Yuchai’s shareholders was RMB 289.7 million (US$ 43.4 million), or earnings per share of RMB 7.28 (US$ 1.09), compared with RMB 282.1 million, and RMB 7.32 respectively in the same period last year. Earnings per share for the first nine months of 2016 was based on a weighted average of 39,783,353 shares compared with 38,514,783 shares for the same period in 2015.

Balance Sheet Highlights as at September 30, 2016

•	Cash and bank balances were RMB 3.1 billion (US$ 462.7 million) compared with RMB 3.8 billion as at December 31, 2015.

•	Short- and long-term borrowings were RMB 763.1 million (US$ 114.3 million) compared with RMB 2.5 billion at the end of 2015.

•	Net inventory was RMB 1.6 billion (US$ 232.5 million) compared with RMB 1.7 billion at the end of 2015.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We have improved our profitability by selling higher value products in this challenging market environment. Our off-road engine sales have been affected by the ongoing transition from Tier 2 to the more advanced Tier 3 emission standards. This transition should be completed by the end of 2016. We managed to increase sales in the truck and marine and power generation markets in the third quarter.”

“With a focus on cash generation and balance sheet management, we reduced our long- and short-term borrowings by 68.9% since the end of 2015 while maintaining a strong cash position. As the near-term outlook remains uncertain, we continue to look for ways to better utilize our financial resources and seek new growth opportunities.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.6778 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on September 30, 2016. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2016 or at any other date.

Third Quarter 2016 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on November 9, 2016. The call will be hosted by Mr. Weng Ming HOH, President, and Dr. Thomas PHUNG, Chief Financial Officer of China Yuchai. They will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialling +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 2644560 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2015, GYMCL sold 364,567 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Dixon Chen

Tel: +1-646-726-6511

Email: cyd@bluefocus.com

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